[LETTERHEAD OF HEDGER & HEDGER]

September 25, 2006

Russell Mancuso, Esq.
Branch Chief
Division of Corporate Finance
Mail Stop 6010
Securities and Exchange Commission
Washington DC 20549

Re:	Derma Sciences, Inc. – File No. 333-135028; Registration Statement on Form S-3 – Amendment No. 2

Dear Mr. Mancuso:

Derma Sciences, Inc. (the “Registrant”) hereby files amendment 2 to the above captioned registration statement on Form S-3. Headings and paragraph numbers refer to corresponding headings and paragraph numbers of the staff’s August 18, 2006 comment letter.

Where You Can Find More Information, Page 8

1.     Incorporation by Reference. We have added to the documents incorporated by reference under this heading the following: (i) the Registrant’s current report on Form 8-K filed August 7, 2006 relative to the private sale of 2,000,000 shares of the Registrant’s common stock, and (ii) the Registrant’s quarterly report on Form 10-QSB filed August 14, 2006 for the six-month period ended June 30, 2006. We have also amended the information in subparagraph (g) under this heading to reflect a Form 8-K amendment date of July 3, 2006 vice June 30, 2006.

Selling Shareholders, Page 10

2.     Terms of Transactions with Selling Shareholders. We have added a new initial paragraph under this heading to disclose the terms of the transactions with the selling shareholders.

3.     Identities of Beneficial Owners. We have amended the table under this heading to disclose the identities of the beneficial owners of the subject shares.

4.     Status of Taglich Brothers, Inc. Taglich Brothers, Inc. acquired beneficial ownership of 100,000 shares of the Registrant’s common stock by virtue of its receipt of 100,000 five-year placement agent warrants exercisable at $0.72 per share. The placement agent warrants were received as underwriting compensation.

Russell Mancuso, Esq.
September 25, 2006

5.     Broker-Dealer Affiliates. The two affiliates of Oppenheimer & Co., Inc. listed in response to comment 4 of the staff’s June 30, 2006 correspondence purchased units consisting of four shares of common stock and one series H warrant (the “Units”) in the ordinary course of business. Of the affiliates of Taglich Brothers listed in response to the aforesaid comment, Claudia Taglich purchased Units in the ordinary course of business. The balance of these affiliates received that portion of the placement agent warrants earned by Taglich Brothers set forth in the table under the heading Factual Background below. In each of the foregoing cases, the subject selling shareholders have no agreements or understandings, directly or indirectly, to distribute the Registrant’s warrants or underlying common stock.

6.     Affiliates of Taglich Brothers, Inc. For the reasons set forth below under the heading Factual Background, we submit that the acquisition of placement agent warrants by the Taglich Brothers affiliates is consistent with the requisites of Rule 506 under Regulation D.

Prospectus – Additional Amendments

In addition to the above described amendments to the prospectus in response to the staff’s comments, the following prospectus amendments were effected:

(i)     Cover Page. The last sentence of paragraph 2 of the prospectus cover page was amended to reflect the closing price of the Registrant’s common stock as of September 19, 2006.

(ii)     History of Earnings and Losses. Disclosures under the first risk factor on page 4 of the prospectus were updated to reflect earnings in the second quarter of 2006.

(iii)     Trading Range – Common Stock. The table under the second risk factor on page 4 of the prospectus was updated to reflect high and low prices for the first eight (vice six) months of 2006. This update did not result in changes to the table.

(iv)     Management's Ownership of Common Stock.. Disclosures under the second risk factor on page 6 of the prospectus were revised to reflect that awards under the Registrant's restricted stock plan have not yet been made.

(v)     Selling Shareholders. The third paragraph under the heading Selling Shareholders on page 10 of the prospectus was amended to reflect that information relative to selling shareholders’ ownership of common stock is current as of September 15, 2006. This update did not result in changes to the selling shareholders table.

Factual Background

The factual background set forth below relates to comments 4, 5 and 6 of the staff’s August 18, 2006 correspondence:

Russell Mancuso, Esq.
September 25, 2006

The placement agreement between the Registrant and Taglich Brothers, Inc. of April 17, 2006 (“Placement Agreement”) provides, in pertinent part, as follows:

7. Unregistered Securities. None of the Shares [the common stock component of the units that are the subject of the offering], the IW

Shares [common stock issuable upon exercise of the series H warrants component of the units (investor warrants)] or the PAW Shares [common stock issuable upon exercise of the series I warrants (placement agent warrants)] have been registered under the 1933 Act, in reliance upon the applicability of Section 4(2), 4(6) and/or Rule 506 of Regulation D of the 1933 Act to the transactions contemplated hereby. The certificates representing the Shares, the IW Shares and the PAW Shares will bear an investment legend stating that they are “restricted securities” (as defined in Rule 144 under the 1933 Act) and may only be publicly offered and sold pursuant to an effective registration statement filed with the SEC or pursuant to an exemption from the registration requirements.

    12.        Fees. As disclosed in the Offering Materials, a fee (the “Success Fee”) equal to eight percent (8%) of the gross proceeds through the sale of the Units shall be payable to the Placement Agent. In addition to the sums payable to the Placement Agent as provided elsewhere herein, the Placement Agent shall be entitled to receive at the Closing, as additional compensation for its services, warrants (as amended, or supplemented from time to time, the “Placement Agent Warrants”) with a five (5) year term for the purchase of an amount of Common Stock equal to ten percent (10%) of the Shares sold to Taglich Investors in this offering. The initial exercise price of the Placement Agent Warrants shall be equal to $.72 per share of Common Stock, subject to adjustment as provided in the Placement Agent Warrants.

Taglich Brothers earned compensation of $362,307 and 754,806 five-year warrants to purchase the Registrant’s common stock at $0.72 per share (“Placement Agent Warrants”) relative to its broker-dealer services in connection with the subject offering.

Upon instructions of Taglich Brothers, the Registrant issued the Placement Agent Warrants in the amounts and to the entity and individuals listed below:

Russell Mancuso, Esq.
September 25, 2006

Taglich Brothers, Inc.	100,000
Russell Bernier	20,000
Michael Brunone	52,000
Douglas Hailey	44,182
Richard C. Oh, Esq.	30,000
Vincent M. Palmieri	100,000
Robert C. Schroeder	20,000
Michael N. Taglich	194,312
Robert F. Taglich IRA	194,312
754,806

Each of the above named individuals is an employee of Taglich Brothers and, we submit, is an “affiliate” of Taglich Brothers as this term is defined in Rule 501 of Regulation D. Further, each of the above named individuals is an “accredited investor” as this term is defined in Rule 501 of Regulation D.

Although the foregoing Taglich Brothers employees are not signatories to the Placement Agreement, the Registrant (and the subject employees) consider that they are bound by the resale restrictions set forth therein. The Registrant will in no event permit transfer of the Placement Agent Warrants or underlying common stock absent compliance with applicable registration requirements.

Very truly yours,

HEDGER & HEDGER

/s/ Raymond C. Hedger, Jr.

cc:	Jay Mumford, Esq. Edward J. Quilty John E. Yetter, CPA Steven W. Hansen, Esq. Ephraim D. Lemberger, Esq. Richard C. Oh, Esq. Vincent M. Palmieri